Filed by: Banca Monte dei Paschi di Siena S.p.A

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Mediobanca - Banca di Credito Finanziario SpA

Commission File No.: 132-00001

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

PRESS RELEASE

MPS IS LAUNCHING A VOLUNTARY PUBLIC EXCHANGE OFFER, FULLY IN SHARES, IN RESPECT OF ALL ORDINARY SHARES OF MEDIOBANCA FOR A TOTAL CONSIDERATION OF EURO 13.3 BILLION

COMBINATION CREATING A NEW CHAMPION IN THE ITALIAN BANKING SECTOR, HOLDING #3 POSITION ACROSS KEY END MARKETS, WITH A STRONG COMPLEMENTARITY IN FINANCIAL PRODUCTS

AND SERVICES, AND BENEFITTING FROM A DIVERSIFIED AND RESILIENT BUSINESS MIX, WITH MATERIAL INDUSTRIAL SYNERGIES

NEW GROUP TO PROTECT AND NURTURE THE DEVELOPMENT OF THE ALREADY STRONG MPS AND MEDIOBANCA BRANDS, PRESERVING THEIR UNIQUE POSITIONING AND EXPERTISE, ENABLING ITALIAN FAMILIES AND BUSINESSES TO ACCESS A BROADER AND MORE INTEGRATED BANKING PLATFORM

NEW BANKING CHAMPION TO PROMOTE THE FULL POTENTIAL OF THE TALENT POOL IN BOTH ORGANISATIONS, UNLOCKING OPPORTUNITIES FOR MUTUAL DEVELOPMENT AND INTEGRATION, AND DRIVING INNOVATION AND GROWTH

SIGNIFICANT VALUE CREATION FOR BOTH SETS OF SHAREHOLDERS WITH SUPERIOR PROFITABILITY VS. STANDALONE BUSINESSES (PRO-FORMA ROTE AT C.14%) AND A STRONG CAPITAL POSITION (PRO-FORMA CET1 RATIO AT C.16%), COUPLED WITH SUSTAINABLE, GROWING DIVIDEND

PREMIUM OF 5.03% OVER MEDIOBANCA’S OFFICIAL PRICE AS OF 23 JANUARY 2025

COMBINATION ALSO ENABLING AN ACCELERATION IN THE USAGE OF DTA HELD BY MPS, WITH A NET PRESENT VALUE BENEFIT FOR MEDIOBANCA’S SHAREHOLDERS OF EURO 1.2 BILLION, OR C.10% OF MEDIOBANCA’S CURRENT MARKET CAP

Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

Friday, 24 January 2025 – The Board of Directors of Banca Monte dei Paschi di Siena S.p.A. (“MPS” or the “Offeror”), held yesterday under the chairmanship of Mr. Nicola Maione, has approved the launch of a voluntary public exchange offer in respect of all ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Societa’ per Azioni (“Mediobanca”) (the “Offer”). The decision was announced in a communication issued today pursuant to Article 102 of the Legislative Decree 24 February 1998, no. 58 and Article 37 of CONSOB Regulation no. 11971 of 14 May 1999.

The Offer remains subject to the receipt of the relevant regulatory authorisations and to the conditions set out in today’s communication, which will be set out further in the Offer Document.

The exchange ratio has been set at 2.300 newly issued shares of MPS for each existing share of Mediobanca, implying an offer price at Euro 15.992 per share and a premium of 5.03%, based on official prices as of 23 January 2025.

The success of the Offer will enable an acceleration of the usage of MPS’s DTA, with a net present value benefit for Mediobanca’s tendering shareholders of Euro 1.2 billion, or c. 10% of Mediobanca’s current market capitalization.

The Offer has the objective to create a new national champion in the Italian banking sector, with #3 position in key end markets, through the industrial combination of two of the leading players in the industry: MPS for Retail / Commercial Banking and Mediobanca for Wealth Management, Corporate & Investment Banking and Consumer Finance.

In particular, the new Group will be positioned as:

•	Best-in-class Wealth Management player, combining MPS’ and Mediobanca’s expertise in private banking, and Banca Widiba and Mediobanca Premier’s expertise in asset gathering, also thanks to a combined network c.1,200 financial advisors;

•	Strong CIB franchise across all products (e.g. corporate finance, capital markets, corporate lending), with a leadership position in Equity Capital Markets, M&A, a highly complementary customer base, and additional growth opportunities particularly in the attractive mid-market segment;

•	Leading consumer finance player through Compass, already MPS’ partner of choice;

•	Group benefitting from the sustainable cash flows generated by the insurance investment.

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The new Group will benefit from a broad offer of financial products and services, and from an enhanced investment capacity, thanks to a synergistic banking model which will leverage the specific strengths and expertise of the two organisations, as well as their pools of exceptional talent.

The acquisition of Mediobanca accelerates the implementation of the announced guidelines of MPS’ 2024-28 strategic plan, which focuses on: i) growth of specialistic, fee-based businesses, ii) development of new dedicated service models for value-added activities, iii) enhancing household lending solutions and developing new verticals for SME’s, iv) revamping and optimizing distribution platforms, and v) adopting a zero-based approach to risk.

The transaction presents clear and tangible benefits for all the stakeholders involved:

•	Shareholders: material value creation for MPS and Mediobanca shareholders, thanks to superior returns, with a dividend pay-out ratio up to 100% of net income, while maintaining a solid capital position. Additionally, the transaction will enable accelerating the usage of MPS’ DTA, and the creation of material industrial synergies;

•	Customers: access to a unique value proposition with a more comprehensive and attractive offering of products, tailored solutions and services for families, corporates and SMEs, as well as a multi-channel platform with complementary distribution networks;

•	Employees: superior opportunities of professional growth, enhancing talent retention, attraction and development;

•	The Italian economy and communities: strong logic for Italy, as the transaction will contribute to enhance the national competitiveness. The new Group will drive the development of projects and initiatives benefitting local economies, while remaining a reference organisation for sustainability.

MPS aims to deliver significant profitability levels and to maintain a solid capital position, also thanks to the contribution of expected industrial synergies and DTAs. In particular, the expectation is:

•	Pro-forma RoTE of c.14%;
•	Pro-forma CET1 ratio at c.16%;
•	DTA usage acceleration;
•	c. Euro 700 million pre-tax synergies per year.

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The transaction will unlock the full value of MPS’ loss carry forward DTA, leveraging the higher combined taxable income. The new Group will be indeed able to accelerate the usage of Euro 2.9 billion DTA over the next six years, or c. Euro 0.5 billion per year, generating a material benefit capital wise.

Additionally, the new Group will benefit from expected run-rate pre-tax synergies of circa Euro 700 million per year, of which circa Euro 300 million from revenue, circa Euro 300 million related to costs, and circa Euro 100 million from funding synergies.

Revenue synergies are expected to be delivered by expanding the product and service offering and strengthening capabilities across factories (e.g. consumer finance, mortgages, asset gathering), coupled with increased penetration in key segments (e.g. SMEs). Cost synergies are expected to be delivered through measures aimed at the optimisation of central functions, synergies on IT expenses and a reduction of administrative expenses. Funding synergies are expected to be delivered through the enhancement of wholesale funding structure, also leveraging MPS’ commercial funding capabilities.

In the context of the transaction, the Group currently envisages integration charges of around Euro 600 million, gross of tax, to be incurred during year one.

Significant benefits are envisaged for both sets of shareholders, particularly in terms of sustainable and growing DPS:

•	Double-digit accretion on adjusted EPS;

•	Organic capital generation above net income, allowing for growing DPS, with an up to 100% payout ratio of net income, while preserving a strong capital.

The Offer is expected to be completed by the third quarter of 2025.

"With this industrial transaction, we want to mark a new approach in the banking sector consolidation process that innovatively creates immediate value for both Mps and Mediobanca shareholders, and I believe also for the entire Country. We aim for a new national champion, with two excellent brands that we want to protect and further enhance. A new, modern and highly competitive banking group, a leader in key specialist businesses with a strong capital position, aiming to increasingly and virtuously support families, businesses and local communities," said Luigi Lovaglio, Chief Executive Officer of Banca Monte dei Paschi di Siena. "Together and for the benefit of all shareholders, we have the opportunity to create a player with a best-in-class and resilient global banking model, leveraging distinctive and complementary skills, extensive distribution networks and agile digital platforms. A unique business combination of talents, know-how, brands and values. The right synthesis for an Italian excellence for building a future of growth and innovation for the benefit of customers, employees, shareholders and all other stakeholders."

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The Offeror has been assisted by J.P. Morgan Securities plc and UBS Europe SE as financial advisors, and by Gianni & Origoni and White & Case as legal counsels.

The Chief Executive Officer Luigi Lovaglio will present the transaction in a conference call at 9am CET on 24 January 2025. Details to connect:

- tramite dial-in: ITALIANO	- via dial-in: ENGLISH
- tramite webcast: ITALIANO	- via webcast: ENGLISH

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The voluntary public exchange offer referred to in this press release shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

This press release does not constitute an offer to buy or sell the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

Prior to the commencement of the acceptance period, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine.

The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.

Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).

Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.

Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.

This press release, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.

Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required Offer Document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4. Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Not for release, publication or distribution, in whole or in part, directly or indirectly in Australia, Canada, or Japan

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, Banca Monte dei Paschi di Siena S.p.A. and its affiliates or brokers (acting as agents for Banca Monte dei Paschi di Siena S.p.A. or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to Banca Monte dei Paschi di Siena S.p.A., may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, which may include purchases or arrangements to purchase such securities.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Banca Monte dei Paschi di Siena S.p.A. and its combined business after completion of the proposed voluntary public exchange offer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Banca Monte dei Paschi di Siena S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Banca Monte dei Paschi di Siena S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Monte dei Paschi di Siena S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Monte dei Paschi di Siena S.p.A. to CONSOB. Except as required by applicable law, Banca Monte dei Paschi di Siena S.p.A. does not undertake any obligation to update any forward-looking information or statements.

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